Exhibit 99.2

Notice of Annual General Meeting of Shareholders

As we look to balance optimization of shareholder engagement and cost efficiencies within our operations, while also considering the ongoing challenges and uncertainties arising from variants of the COVID-19 pandemic, TELUS International will use the power of technology to enable our shareholders to attend our annual general meeting in a virtual-only format via a live webcast.

- Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate and vote at this virtual meeting from any location.
- Non-registered shareholders may register to participate as proxy holders and those who have not duly appointed themselves as proxyholders and registered with our transfer agent, Computershare Investor Services Inc. (Computershare), may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions during the meeting.

A summary of the information shareholders will need to attend, participate and vote at our virtual meeting is provided on pages 7 to 18.

Business of the meeting

At the meeting, shareholders will be asked to:

1. receive the Company's 2022 audited consolidated financial statements, together with the report of the auditors on those statements;
2. elect directors of the Company (Directors) for the ensuing year;
3. appoint Deloitte LLP (Deloitte) as auditors for the ensuing year and authorize the Directors to fix their remuneration; and
4. transact any other business that may properly come before the meeting and any postponement or adjournment thereof.

Right to vote

Holders of record of subordinate voting shares and/or multiple voting shares on March 24, 2023 (the Record Date), are entitled to notice of, and to vote at, our meeting or any adjournment thereof. Each multiple voting share carries the right to ten votes per multiple voting share held and each subordinate voting share carries the right to one vote per subordinate share held.

You can find more information about each item of business at the meeting, including who can vote and how to vote, beginning on page 7.

Approval of the Circular

The board of directors of TELUS International (the Board of Directors or Board) has approved in substance the content of this information circular and has authorized us to send it to the Company's shareholders as at the Record Date.

Vancouver, British Columbia
Dated March 24, 2023
By order of the Board of Directors

Michel E. Belec
Chief Legal Officer and Corporate Secretary

When

Friday,
May 12, 2023
4:00 p.m. (ET)

Where

Virtual-only meeting via live audio webcast online at https://web.lumiagm.com/484294449

Materials

A notice and access notification to shareholders (Notice) will be mailed to non-registered shareholders on or about April 10, 2023. We are providing access to the information circular and the annual report to non-registered shareholders via the internet using the "notice and access" systems.

These materials are available on the website referenced in the Notice: https://www.envisionreports.com/telusinternational2023. Registered shareholders will receive a paper copy of our information circular and related proxy materials.

2023 Information Circular | TELUS International 06